Exhibit 12

Schedule of Transactions

Shamrock Activist Value Fund II, L.P.

Date	Number of Common Shares Sold	Price Per Common Share in $US*	Total Sale Price
09/26/08	100,000	$23.6276	$2,362,760
09/29/08	100,000	$21.9376	$2,193,760
09/30/08	100,000	$21.8107	$2,181,070
10/01/08	100,000	$21.5388	$2,153,880
10/02/08	100,000	$20.8221	$2,082,210

Total	500,000		$10,973,680

*	Excludes Brokerage Commissions